United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale announces return of capital to shareholders and listing in Asia
Rio de Janeiro, September 23, 2010 — Vale S.A. (Vale) announces that its Board of Directors has approved: (a) a share buy-back program involving up to US$ 2 billion; and (b) the listing of Vale’s shares on the Hong Kong Stock Exchange (HKEx).
Our Executive Board has approved and will submit to the Board of Directors the proposal for payment of the second tranche of its minimum dividend of US$ 1.250 billion and an additional dividend of US$ 500 million, totaling US$ 1.750 billion. In addition, Vale’s Executive Board has approved a proposal for payment of an extraordinary dividend in January 2011 of US$ 1 billion, to be submitted for the Board of Directors approval on the meeting scheduled for January 2011. This proposal seeks to return to our shareholders the funds generated by the sale of assets to be completed by the end of 2010, as publicly disclosed by Vale on May 2, 2010.
The powerful cash generation and the excellent prospects for the performance of Vale are allowing the financing of substantial investments, focused on the exploitation of multiple opportunities of organic growth and anchored in a rigorous discipline in capital allocation, the return of capital to shareholders in a significant amount — of up to US$ 6 billion in a period of less than twelve months — while maintaining a healthy balance sheet.
The return of capital in excess of the minimum dividend for 2010 improves capital allocation once the alternative would be to maintain those resources in cash.
Regarding the listing, Asia is the main market for our products and is becoming increasingly important. The decision to list our shares on the HKEx — in the form of Hong Kong depositary receipts (HDRs) and using the current outstanding shares — will entail a direct exposure to the Asian capital market. It already has a very large size and is the fastest growing market in the world, with expectations of positive effects on liquidity, shareholders base and pricing of our shares.
With the listing in one of the most important stock exchanges in Asia, we will offer to investors all over the world the option to trading our shares in various time zones, in the Americas, Europe and Asia, consolidating Vale’s position as a major global company. The listing process of Vale’s shares on the HKEx still depends on the approval of capital markets regulatory agencies, and is expected to be concluded by the end of 2010.
The decisions announced today reflect the excellence of Vale’s performance and contribute to optimize capital allocation and to increase the demand for our shares, thus creating substantial shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 23, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations